SCHEDULE A
Transactions in the Securities of the Issuer in the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

STAR EQUITY HOLDINGS, INC

287,631	$10.43	12/8/2025